Exhibit 99.1

SIMPPLE Ltd. Launches New Product “SIMPPLE Vision”, an end-to-end Vision-as-a-Service (VaaS) video content analytics, and Secures Paid Pilot with a national healthcare institution in Singapore

Singapore, April 9, 2025 – SIMPPLE Ltd (Nasdaq: SPPL) (“SIMPPLE” or “the Company”), a leading technology provider and innovator in the facilities management (FM) sector, today launched its new highly scalable end-to-end A.I. video analytics platform – SIMPPLE Vision, providing building owners and service contractors insights into facility operations and occupants’ behaviour. It brings together a set of pre-trained A.I. models from the Environmental Services and Security sectors coupling them with automated workforce management capabilities, enabling organizations to process vast amounts of video data in real-time, and instantly send alerts or work orders to the workforce to respond. This allows facility managers and workers to react quicker to situations with an enhanced level of transparency and accountability to the operations.

With rising security concerns around unauthorised access as well as workplace safety breaches and incidents, there is a push towards evidence-based reporting and prevention. SIMPPLE Vision platform makes use of existing camera networks to deliver real-time insights through vision A.I. analytics and automated push notifications, minimising the cost of hardware upgrades and reducing reliance on manual monitoring. This is a significant upgrade, by retrofitting systems that lack modern analytics capability, therefore eliminating the need to replace existing cameras. SIMPPLE Vision processing platform can provide real-time analytics, incident logging, and audit trails for regulatory compliance, amongst many other features and related applications.

SIMPPLE Vision applies advanced algorithms and high compute capabilities, which can be used and scaled across many sectors, such as aviation and transport safety, healthcare and hospitality monitoring, and compliance within education institutions. Data collected from such implementations can be refined over time, offering people and asset safety, and ultimately creating more personalised customer or occupant experiences within a given space. Another unique proposition SIMPPLE Vision platform offers is its ability to do both on-premises and cloud set-ups, depending on the end user requirements. This is especially important for critical infrastructure or healthcare facilities to avoid cloud risks while concurrently reducing cloud storage and transmission costs from significant bandwidth consumption, making it an ideal and cost-effective alternative solution.

Following the announcement of SIMPPLE Vision, SIMPPLE is also pleased to announce a contract win with one of the largest public healthcare institutions in Singapore to deploy its advanced computer vision-to-workforce management capabilities as part of the initial proof-of-value initiative. Due to confidentiality, specific contract details remain undisclosed. This collaboration aims to enhance operational efficiency within the healthcare premises and improve customer satisfaction. If successful, the program is set to expand across multiple hospitals nationwide with these added vision applications, marking a major step forward to incorporate cutting-edge vision technologies for the healthcare sector.

“We are thrilled to launch SIMPPLE Vision as part of our continuing commitment to develop innovative and cost-effective solutions that can positively impact service delivery and improved reporting outcomes,” said SIMPPLE chief executive Norman Schroeder. “This domain-specific computer vision capability is a step forward to revolutionise the way assets and broad ranging facilities are managed. Being awarded one of Singapore’s national public hospitals as an initial site is a testament to our commitment and forward-looking vision. We will continue to deliver on our promise to develop fit-for-purpose solutions, as we look to expand our contribution to the healthcare sector in Singapore and beyond.”

According to an August 2024 report by SkyQuest Technology, the global video analytics market will attain a value of $44.7 billion by 2031, with a CAGR of 22.3%, from 2024 to 2031. This rapid growth is largely driven by the growing emphasis on security enhancements and integration of artificial intelligence with video analytics solutions. Crowd management will remain as a key contributor to the growth of computer vision applications in stadiums, airports, public events, and government facilities, said the report.

About SIMPPLE LTD.

Headquartered in Singapore, SIMPPLE LTD. is an advanced technology solution provider in the emerging PropTech space, focused on helping facilities owners and managers manage facilities autonomously. Founded in 2016, the Company has a strong foothold in the Singapore facilities management market, serving over 60 clients in both the public and private sectors and extending out of Singapore into Australia and the Middle East. The Company has developed its proprietary SIMPPLE Ecosystem, to create an automated workforce management tool for building maintenance, surveillance and cleaning comprised of a mix of software and hardware solutions such as robotics (both cleaning and security) and Internet-of-Things (“IoT”) devices.

For more information on SIMPPLE, please visit: https://www.simpple.ai

Safe Harbour Statement

This press release contains forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Such forward-looking statements relate to future events or our future performance, including: our financial performance and projections; our growth in revenue and earnings; and our business prospects and opportunities. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “hopes” or the negative of these or similar terms. In evaluating these forward-looking statements, you should consider various factors, including: our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business. These and other factors may cause our actual results to differ materially from any forward-looking statement.

Forward-looking statements are only predictions. The forward-looking events discussed in this press release and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties, and assumptions about us. We are not obligated to publicly update or revise any forward-looking statement, whether as a result of uncertainties and assumptions, the forward-looking events discussed in this press release and other statements made from time to time by us or our representatives might not occur.

For investor and media inquiries, please contact:

SIMPPLE LTD.

Investor Relations Department

Email: ir@simpple.ai

Skyline Corporate Communications Group, LLC

Scott Powell, President

1177 Avenue of the Americas, 5th Floor

New York, NY 10036

Tel: (646) 893-5835

Email: info@skylineccg.com